EXHIBIT 6.12

MANAGEMENT SERVICES CONTRACT

This Management Services Agreement (the “Agreement”) is made and entered into effective as of September 9, 2019 (“Effective Date”) by and between Caribbean Green, LLC (“CG”), a limited liability company and organized and operating under the laws of the Commonwealth of Puerto Rico and Natural Ventures, LLC (“NV”), a limited liability company, organized and operating under the laws of the Commonwealth of Puerto Rico.

Preamble

WHEREAS, CG wishes to contract the services of NV, and NV in turn wishes to provide its services to CG related to, but not limited to, the administration of three (3) medical cannabis dispensaries as identified in Annex I (the “Dispensaries”).

WHEREAS, the parties, in consideration of the mutual agreements and benefits contained herein, agree the following:

Terms and Conditions

1. The Services:

(a) Under this Agreement, CG retains NV to provide services related to the management, operation and general supervision of the Dispensaries, including, but not limited to, providing the necessary work force for the operation, financial supervision, supply contracting, inventory management, purchases, marketing, sales and all other services that from time to time may be required by CG (the “Services”). These Services will be provided by NV in a manner consistent with the highest standards of quality and professionalism applicable.

(b) Considering the regulation of the business to which the Dispensaries are engaged, NV will ensure that all applicable regulations and legislation are complied with. NV will not use nor allow the Dispensaries to be used for a purpose other than the one they are currently engaged in, or one that it is contrary or violates the licenses that CG currently possesses for their operation.

(c) The person who will oversee the general supervision of the Services to be provided by NV will be your C.E.O., Mr. Edgard Montero.

(d) NV may sell in the Dispensaries those products that meet the applicable legal requirements.

2. Operational Accounts:

(a) NV will keep a bank account (the “Operational Account”) for the deposit of all the funds generated by the Dispensaries’ operations. NV will be obliged to deposit all the funds generated in the operation in said accounts. NV will provide electronic access to CG to monitor said account. NV will not use any separate account or own funds to defray the operational expenses of the Dispensaries. NV will ensure that sufficient balances are kept in the Operational Account to cover operational expenses. NV must open the Operational Account within thirty (30) days following the Effective Date.

3. Fees:

(a) For the Services to be provided under this Agreement, NV will receive a monthly fee equivalent to the entire benefit resulting from the operation of the Dispensaries. However, it is clarified that the first Fifty Thousand Dollars ($ 50,000.00) per month of gross sales (the “CG Benefit”) will be for the benefit of CG as owner of the Dispensaries during the Term. The CG Benefit will be made available to CG within the first five (5) days of each month during the Term.

(b) In the event that for any reason gross sales are not sufficient to cover the CG Benefit, NV undertakes to contribute an amount equivalent to the CG Benefit.

(c) In the event that NV does not make the CG Benefit available within the term indicated in section 3(a) above, NV will have to pay a penalty equivalent to twenty percent (20%) of the amount due for each period that such breach is not cured.

(d) In consideration of the use of the licenses issued by the Department of Health for the operation of the Dispensaries during the Term of this Agreement, NV undertakes to pay CG as of the Closing Date of the Purchase Agreement, as defined in section 4 of this Agreement, the proportional part of the cost of the licenses for the period not used by CG. The cost of such licenses is detailed in Annex II.

4. Term:

(a) This Agreement will have a term of two (2) years as from the Effective Date, or until the date of the closing of a certain Asset Purchase Agreement (the “Closing Date of the Purchase Agreement”) signed on this same date between the appearing parties, whichever occurs first.

(b) During the Term of this Agreement, NV will make the necessary arrangements with the Department of Health to manage the transfer of the licenses to its name in accordance with the provisions of the Asset Purchase Agreement executed on this date.

(b) Notwithstanding the above, CG may terminate this Agreement if NV fails to comply with its terms and conditions.

(c) Upon termination of this Agreement for any reason, NV will deliver to CG any document, material or paper, whether printed or in electronic format, in its possession and/or under its control that is related to the Services provided to CG and from which confidential information and/or trade secrets of CG could be derived. NV will also be obliged to deliver to CG any document, notes and/or any work or product of its work that is related to the Services provided to CG, either it is or not at that date in possession of NV. If it is not in its possession, NV will make the necessary arrangements for its prompt and immediate return or delivery to CG.

5. Employees:

On the Effective Date, CG will terminate the relationship with its employees, and they will be hired by NV. CG will be responsible for paying such employees the corresponding salaries by law.

6. Relationship among the Parties:

NV acknowledges that it is an independent contractor and as such, it will comply with its obligations under this Agreement in the manner it determines prudent and at its own risk and cost. NV acknowledges that through this Agreement it does NOT acquire the status of partner, shareholder, employee, or any other type of contractual relationship with CG other than its relationship as an independent contractor, nor will it be entitled to the benefits enjoyed by CG employees. NV acknowledges that it will be responsible for the payment of social security, income tax, work accident insurance that may be applicable in the territorial region where the Services are rendered and any other item or deduction that, by law, corresponds to be made in connection with the compensation to be received as a result of the services provided to CG and / or in connection with any employee or staff that used for providing the Services herein retained.

7. Duty of Loyalty and Confidentiality of Information:

NV undertakes to perform and / or fully comply with the tasks, duties and obligations set forth in this Agreement and in accordance with the quality standards applicable to GC.

(a) As an integral and essential part of this agreement, NV recognizes the importance and need to maintain the confidentiality of all records, records and / or documents related to the operation of the business, personnel and policy, and all non-public information and documents offered by CG. The non-public information that should be kept in strict confidentiality will include, but not be limited to, the price lists of the products or services, customer listings, samples, current or proposed products, and information related to the distribution and suppliers and to the existence of this agreement, effective as of the date this contract or those established and come into force after the execution of this contract in GC (“Confidential Information”). NV undertakes and / or agrees that, except in the course of business management or in the performance of its functions and / or with the consent or express authorization of CG, it will not disclose directly or indirectly, through third parties or legal entities, to any person or legal entity, or use said Confidential Information for its own benefit. NV also undertakes not to use or allow the disclosure of such Confidential Information.

(b) Once the relationship between the appearing parties under this contract is terminated, NV shall deliver to CG all Confidential Information under its power and / or at the request of CG, NV shall destroy it, including all copies under its power.

(c) NV may not publicly disclose the Confidential Information, except (i) when the information is required by judicial or governmental authorities with jurisdiction or, (ii) when it is required for the execution of this agreement. In any case, and unless it is not contrary to any law or court order, NV will be obliged to notify immediately CG verbally and in writing about said information request prior to delivering said Confidential Information so that CG can take the measures it deems appropriate to protect said Confidential Information.

8. Indemnity:

NV will indemnify, protect, defend and hold CG harmless and CG’s respective directors, officers, employees and agents, from and against any claim, legal responsibility, loss, lawsuits, legal actions, causes of legal action, claim, legal proceedings, judgment and costs, including without limitation, the costs incurred in the trial and appellate levels and in any bankruptcy, reorganization, insolvency or other similar proceeding, and other legal expenses arising from or related to: (i) any breach of contract or of representation in any warranty or statement by NV, (ii) any act or omission of NV or its employees, agents, or representatives, or (iii) any defamation, slander, invasion of privacy and / or improper business practices by from NV, its employees, agents or representatives, (iv) any damage caused by NV, its employees, agents, or representatives to third parties due to default, negligence, omission and / or fault of NV, its employees, agents, or representatives.

9. Prior Agreements and Amendments:

This Agreement revokes and voids each and every one of the agreements, whether express or implicit, existing between NV and CG. This Agreement may only be amended, modified, or assigned by written agreement between the parties.

10. No implied waiver:

The course of dealing of CG of allowing or tolerating any breach of the provisions of this Agreement, in any way may be construed or imply a waiver of the rights established herein, and CG may at any time claim its specific fulfillment and / or request the remedy existing at law.

11. Representations and warranties:

NV warranties and represents that: (i) it has the power and authority necessary to perform the functions to which it undertakes under this Agreement; and (ii) it will comply with all applicable laws and regulations and comply with the legal rights of third parties in the execution of this Agreement.

12. Notifications:

Any notification required under this Agreement and / or that the parties have make related to any matter related to this Agreement will be directed to the following addresses and telephone numbers:

CG

Address:

P.O. Box 1859

Trujillo Alto, Puerto Rico 00977

Phone: 787-344-1266

Attention: Antonio Fullana Morales

Title: President

NV

Address:

Carr. #1, km 33.6

Bairoa Ave.

Angora Industrial Park Caguas, Puerto Rico 00725

Phone: (787) 371-4801

Attention: Edgard Montero

Title: C.E.O.

13. Severability

In the event that any of the clauses of the present contract was declared invalid, illegal or void by a court with jurisdiction, the remaining clauses will remain in full force.

14. Assignment:

NV acknowledges that its obligations under this contract may not be transferred or assigned in any way to third parties without the express written consent of CG.

15. Subtitles:

The subtitles herein have been included only to ease reading and should not be interpreted as an integral part of the contract.

16. Applicable Law and Jurisdiction:

This Agreement will be interpreted in accordance with the laws of the Commonwealth of Puerto Rico. Any controversy related to this Agreement will be resolved in the courts of Puerto Rico, Court of First Instance, Superior Chamber of San Juan.

17. Counterparts

This contract may be signed in counterparts and may be signed in copies, it being understood that it will be deemed as valid as if it had been signed in original in a single act. The copies will be as valid as their original.

The signatories express their agreement with all the clauses, stipulations and conditions of this contract, accepting it entirely on the same day of its execution.

Having read this contract, each of the parties ratify their content and finding it suitable, they sign stamp their initials on the margin of each of the pages of the document.

Caribbean Green, LLC	Natural Ventures, LLC

Signature: /s/ Antonio Fullana Morales	Signature /s/ Edgar Montero
Name: Antonio Fullana Morales	Name: Edgar Montero
Title: President	Title: Chief Executive Officer

Signature /s/ Jose Fullana Morales
Name: Jose Fullana Morales
Title: Executive Director

ANNEX I

1.	Commercial space of approximately 3,000 square feet, located on the first floor of 1054 Ashford Building, Condado, San Juan, Puerto Rico 00907

2.	Commercial space of approximately 1,827 square feet, located in space number 5 of Design Plaza Center, Calle Arbolot # 9, Guaynabo, Puerto Rico

3.	Commercial space of approximately 1,186 square feet, located in space number 15 of the Escorial Shopping Center Village, Carolina, Puerto Rico

ANNEX II

1.	Carolina - $6,668.00

2.	Condado - $9,996.00

3.	Guaynabo - $16,660.00